TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Reports First Quarter 2024 Financial and Operating Results

All financial figures are in US dollars, unless otherwise indicated.

May 8, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its first quarter 2024 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis ("MD&A") for the three months ended March 31, 2024 will be available for download on the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company's website at www.equinoxgold.com. The Company will host a conference call and webcast on May 9, 2024 commencing at 7:30 am Pacific Time to discuss first quarter results and activities underway at the Company. The Company will also host its annual meeting of shareholders ("AGM") on May 9 commencing at 1:30 pm Pacific Time followed by a corporate update with Equinox Gold's Chair and executive team commencing at 1:45 pm Pacific Time. Further details are provided at the end of this news release.

Greg Smith, President and CEO of Equinox Gold, commented: "Equinox Gold had a good start to the year. We have continued to achieve strong performance on our safety and environmental targets, and gold production and costs during the quarter have us well positioned to achieve 2024 guidance. We recently announced the acquisition of our joint venture partner's 40% interest in the Greenstone Mine, which will consolidate 100% ownership of this world-class mine into Equinox Gold. We expect the acquisition to close soon. Greenstone Mine commissioning is progressing well, and we expect to pour first gold this month."

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2024

Operational

• Produced 111,725 ounces of gold

• Sold 116,504 ounces of gold at an average realized gold price of $2,066 per oz

• Total cash costs of $1,567 per oz and AISC of $1,950 per oz(1)

• Two lost-time injuries; total recordable injury frequency rate(2) of 1.55 per million hours worked for the 12-month rolling period (1.61 for the Quarter)

• Significant environmental incident frequency rate(2) per million hours worked of 0.30 per million hours worked for the 12-month rolling period (0.00 for the Quarter)

Earnings

• Income from mine operations of $11.4 million

• Net loss of $42.8 million or $0.13 per share (basic)

• Adjusted net loss of $14.4 million or $0.04 per share(1)

Financial

• Cash flow from operations before changes in non-cash working capital of $47.7 million ($17.9 million after changes in non-cash working capital)

• Adjusted EBITDA of $52.2 million(1)

• Sustaining expenditures of $44.6 million and non-sustaining expenditures of $69.3 million

Corporate

• Provided 2024 production and cost guidance of 660,000 to 750,000 ounces of gold at cash costs of $1,340 to $1,445 per oz and AISC of $1,630 to $1,740 per oz(1)

• Provided 2024 sustaining and non-sustaining expenditure guidance of $424 million

- $212 million of sustaining expenditures, of which $196 million is sustaining capital expenditures(1)

- $213 million of non-sustaining expenditures, of which $205 million is non-sustaining capital expenditures

- Non-sustaining capital expenditures includes $95 million to advance Greenstone to commercial production

• For the three months ended March 31, 2024, the Company issued 10.9 million common shares under its at-the-market equity program ("ATM Program") at a weighted average share price of $4.61 per common share for total gross proceeds of $50.2 million

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Construction and Development

• Advanced Greenstone commissioning:

- Commissioned crushing circuit, ore storage dome, high-pressure grinding rolls (HPGR), ball mill #1, and thickener and leach tanks; loaded flocculant and lime into the system during last week of March

- More than 1.5 million tonnes of ore stockpiled for startup

- Spent $54 million (Equinox Gold's 60% share) during the Quarter

- On track to achieve first gold production in Q2 2024

- Completed approximately 6.4 million hours project-to-date with one lost-time injury; 12-month rolling average TRIFR of 2.03

RECENT DEVELOPMENTS

• Commenced processing ore at Greenstone

- Ore introduced into the grinding circuit on April 6, 2024

- First gold pour expected in May, commercial production targeted by the end of Q3 2024

• On April 23, 2024, the Company announced it had entered into a binding share purchase agreement ("SPA") with certain funds managed by Orion Mine Finance Management LP ("Orion") to acquire Orion's 40% interest in Greenstone Gold Mine GP Inc. (the "Transaction"), giving Equinox Gold 100% ownership of Greenstone

- Equinox Gold will pay $995 million to acquire Orion's 40% interest in Greenstone, payable as: a) 42 million common shares of Equinox Gold valued at $250 million; b) $705 million in cash payable on closing; and c) $40 million cash payable by December 31, 2024

- Equinox Gold will fund the cash consideration with net proceeds from a new $500 million three-year term loan and a bought deal equity financing of 49,060,000 common shares of Equinox Gold at a price of $5.30 per common share (the "Offering") for aggregate gross proceeds of approximately $260 million

- The $500 million term loan will include a requirement that Equinox Gold hedge 15% of anticipated gold production through mid-2026

- On April 26, 2024, the Company announced that the Offering, including an over-allotment option, has closed and the Company has issued 56,419,000 common shares for aggregate gross proceeds of $299 million

- The Transaction is expected to close in Q2 2024, subject to customary closing conditions and receipt of certain regulatory and other approvals

• Subsequent to March 31, 2024, extended existing 2019 and 2020 convertible notes

- Maturity date of the $139.7 million principal 5.00% convertible notes due April 12, 2024 (the "2019 Convertible Notes") extended by six months to October 12, 2024

- Maturity date of the $139.3 million principal 4.75% convertible notes due March 10, 2025 (the "2020 Convertible Notes") extended by six months to September 10, 2025 and conversion price amended from $7.80 to $6.50

• On April 8, 2024, the Company reported a geotechnical event at Aurizona and a pause of mining activities while the Company establishes a remediation plan; milling and gold production continued from the ore stockpile through April. Subsequently, the Company commenced mining of the Tatajuba open pit at Aurizona and anticipates a ramp-up of mining activities to produce ore for plant feed by June 2024

• On April 9, 2024, the Company drew down $60.0 million on the Company's revolving credit facility (the "Revolving Facility")

_____________________________

(1) Cash costs per oz sold, AISC per oz sold, sustaining capital, sustaining expenditures, adjusted net income, adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Total recordable injury frequency rate ("TRIFR") and significant environmental incident frequency rate ("SEIFR") are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended
Operating data	Unit	March 31, 2024	December 31, 2023	March 31, 2023
Gold produced	oz	111,725	154,960	122,746
Gold sold	oz	116,504	149,861	123,295
Average realized gold price	$/oz	2,066	1,983	1,895
Cash costs per oz sold(1)(2)	$/oz	1,567	1,330	1,346
AISC per oz sold(1)(2)	$/oz	1,950	1,657	1,658
Financial data
Revenue	M$	241.3	297.8	234.1
Income from mine operations	M$	11.4	38.6	14.5
Net income (loss)	M$	(42.8)	3.9	17.4
Net income (loss) per share (basic)	$/share	(0.13)	0.01	0.06
Adjusted EBITDA(1)	M$	52.2	95.3	57.0
Adjusted net income (loss)(1)	M$	(14.4)	2.4	(8.2)
Adjusted EPS(1)	$/share	(0.04)	0.01	(0.03)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	125.3	192.0	284.9
Net debt(1)	M$	803.9	733.0	547.8
Operating cash flow before changes in non-cash working capital	M$	47.7	168.2	195.4

(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2) Consolidated AISC per oz sold excludes corporate general and administration expenses.

(3) Numbers in tables throughout this news release may not sum due to rounding.

Gold ounces sold in Q1 2024 were 6% lower compared to Q1 2023 primarily due to planned lower production at Los Filos, offset partially by higher production at Mesquite and RDM. At Los Filos, the lower production was planned as a result of mine sequencing, with more waste stripping during the Quarter as compared to Q1 2023, as well as the crusher being offline for most of the Quarter due to a planned repositioning of a portion of the conveyor. At Mesquite, the higher production was mainly due to higher ore tonnes stacked on the leach pad as a result of contribution from three pits during the Quarter compared to one pit in Q1 2023. At RDM, production was higher as a result of higher grades mined from in situ mining. RDM's main ore source for Q1 2023 was from lower grade stockpiles.

Revenue was higher in Q1 2024 compared to Q1 2023 primarily due to a 9% increase in realized gold prices, offset partially by a decrease in gold ounces sold. The Company realized $2,066 per ounce sold in Q1 2024 generating $241.3 million in revenue, compared to $1,895 per ounce sold in Q1 2023 generating $234.1 million in revenue.

Cash cost per oz sold and AISC per oz sold were 16% and 18% higher in Q1 2024 compared to Q1 2023, respectively, primarily driven by lower production at Los Filos and higher costs at Fazenda and Santa Luz, offset partially by the impact of higher production at Mesquite. While input costs were generally lower in 2024, the impact of the strengthening of the Mexican Peso ("MXN") and Brazilian Réal ("BRL") compared to the USD more than offset these lower costs in Mexico and Brazil in Q1 2024.

In Q1 2024, income from mine operations was $11.4 million compared to $14.5 million in Q1 2023. The lower income from mine operations in Q1 2024 compared to Q1 2023 was mainly the result of lower income from operations at Castle Mountain, Fazenda and Santa Luz, offset partially by higher income from mine operations at Mesquite. Income from mine operations at Castle Mountain and Fazenda were impacted by higher operating costs, while Santa Luz was impacted by lower production compared to Q1 2023. The increase in Mesquite's income from mine operations in Q1 2024 compared to Q1 2023 was driven by higher production compared to Q1 2023. Additionally, all sites benefited from higher realized gold prices, offset partially by the impact of the strengthening of the MXN and BRL on the Company's Los Filos and Brazil operations.

The net loss for Q1 2024 was $42.8 million (Q1 2023 - net income of $17.4 million). The net loss in Q1 2024 compared to net income in Q1 2023 was primarily due to other expense of $13.9 million in Q1 2024 compared to other income of $31.9 million in Q1 2023, in addition to lower income from mine operations and higher general and administrative and finance expense compared to Q1 2023 (refer to Financial Results section). Other expense in Q1 2024 was primarily due to a $11.6 million loss on the change in fair value of gold contracts as a result of an increase in average forward gold prices during the Quarter. Other income in Q1 2023 was primarily due to a $34.5 million gain on sale of the Company's partial interest and reclassification of investment in i-80 Gold Corp.

In Q1 2024, adjusted EBITDA was $52.2 million (Q1 2023 - $57.0 million). In Q1 2024, adjusted net loss was $14.4 million (Q1 2023 - $8.2 million). The decrease in adjusted EBITDA and increase in adjusted net loss was primarily due to lower income from mine operations, a higher realized loss on foreign exchange and higher general and administrative expense compared to Q1 2023, offset partially by the impact of a $14.3 million realized gain on foreign exchange contracts in Q1 2024 compared to a realized gain of $5.4 million in Q1 2023. The increase in the adjusted net loss between periods was also due to higher finance expense compared to Q1 2023.

Sustaining and non-sustaining expenditures totaled $44.6 million and $69.3 million, respectively, for the three months ended March 31, 2024. Sustaining and non-sustaining expenditures are broken down by mine site in the MD&A.

SELECTED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

$ amounts in millions, except per share amounts	Three months ended
	March 31, 2024	March 31, 2023
Revenue	$241.3	$234.1
Cost of sales
Operating expense	(183.8)	(172.2)
Depreciation and depletion	(46.2)	(47.4)
Income from mine operations	11.4	14.5
Care and maintenance expense	-	(1.1)
Exploration and evaluation expense	(2.5)	(1.8)
General and administration expense	(14.1)	(9.9)
Income (loss) from operations	(5.3)	1.6
Finance expense	(17.4)	(12.7)
Finance income	2.0	3.0
Share of net income (loss) in associate	0.4	(16.0)
Other income (expense)	(13.9)	31.9
Net income (loss) before taxes	(34.2)	7.8
Income tax recovery (expense)	(8.5)	9.6
Net income (loss)	$(42.8)	$17.4
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$(0.13)	$0.06
Diluted	$(0.13)	$0.05

Additional information regarding the Company's financial and operating results is available in the Company's Q1 2024 Financial Statements and accompanying MD&A for the three months ended March 31, 2024, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

SHAREHOLDER EVENTS ON MAY 9, 2024

First Quarter Results (May 9, 7:30 am PT)

The Company will host a conference call and webcast on Thursday, May 9, 2024, commencing at 7:30 am PT (10:30 am ET) to discuss first quarter results.

Conference Call

Toll-free in U.S. and Canada: 1-844-763-8274
International callers: +1 647-484-8814

Webcast

www.equinoxgold.com/financials

Annual Meeting of Shareholders (May 9, 1:30 pm PT)

The Company's AGM will be held on Thursday, May 9, 2024, commencing at 1:30 pm PT (4:30 pm ET). Shareholders who cannot attend in person are invited to join online.

Attend in Person

Suite 3500, 1133 Melville Street, Vancouver, BC

Attend Online

https://meetnow.global/MPL9QRU

Corporate Update (May 9, 1:45 pm PT)

Equinox Gold's Chair, Ross Beaty, will host a Corporate Update immediately after the AGM, commencing at approximately 1:45 pm PT (4:45 pm ET), to discuss the Company's business strategy and objectives. Shareholders who have attended the AGM online will need to disconnect from the AGM webcast and login to the Corporate Update webcast at www.equinoxgold.com/shareholder-events.

ABOUT EQUINOX GOLD

Equinox Gold is a growth-focused Canadian mining company with seven operating gold mines, commissioning underway at a new mine, and a path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

EQUINOX GOLD CONTACTS

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

NON-IFRS MEASURES

This news release refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, sustaining capital and sustaining expenditures, mine-site free cash flow, AISC contribution margin, adjusted EBITDA, adjusted net income, adjusted EPS and net debt that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold

The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures (described in following section), sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.

This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

Prior to Q2 2023, the Company's calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company's financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$'s in millions, except ounce and per oz figures	Three months ended
	March 31, 2024	December 31, 2023	March 31, 2023
Operating expenses	183.8	198.2	172.2
Silver revenue	(0.6)	(0.6)	(0.3)
Fair value adjustment on acquired inventories	(0.6)	1.6	(5.9)
Total cash costs	$182.6	$199.3	$165.9
Sustaining capital	39.0	42.7	32.5
Sustaining lease payments	2.6	4.6	3.8
Reclamation expense	2.8	1.7	2.2
Sustaining exploration expense	0.2	-	-
Total AISC	$227.2	$248.3	$204.4
Gold oz sold	116,504	149,861	123,295
Cash costs per gold oz sold	1,567	$1,330	$1,346
AISC per oz sold	$1,950	$1,657	$1,658

Sustaining Capital and Sustaining Expenditures

Sustaining expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment, and TSF raises. Sustaining expenditures includes sustaining capital, sustaining lease payments, reclamation expense and sustaining exploration expense.

The following table provides a reconciliation of sustaining expenditures to the Company's total expenditures for continuing operations:

	Three months ended
$'s in millions	March 31, 2024	December 31, 2023	March 31, 2023
Capital additions to mineral properties, plant and equipment(1)	$134.4	$157.0	$154.5
Less: Non-sustaining capital at operating sites	(10.0)	(8.1)	(4.6)
Less: Non-sustaining capital at development projects	(64.1)	(94.6)	(91.1)
Less: Capital expenditures - corporate	-	0.1	(0.1)
Less: Other non-cash additions(2)	(21.4)	(11.7)	(26.1)
Sustaining capital	$39.0	$42.7	$32.5
Add: sustaining lease payments	$2.6	$4.6	$3.8
Add: reclamation expense	$2.8	$1.7	$2.2
Add: sustaining exploration expense	$0.2	$-	$-
Sustaining expenditures	$44.6	$49.1	$38.5

(1) Per mineral properties, plant and equipment note of the Company's financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.

(2) Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Total Mine-Site Free Cash Flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Prior to Q1 2023, mine-site free cash flow was calculated inclusive of fair value adjustments on acquired inventories. The calculation of mine-site free cash flow for comparative periods has been adjusted to conform with the current methodology and is different from the measure previously reported.

In Q4 2023, the Company revised the calculation to include changes in non-cash working capital and present mine-site free cash flow after changes in non-cash working capital. The Company believes it is useful to provide mine-site free cash flow before and after changes in non-cash working capital as working capital can fluctuate significantly between periods due to numerous factors.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$'s in millions	March 31, 2024	December 31, 2023	March 31, 2023
Operating cash flow before non-cash changes in working capital	$47.7	$168.2	$195.4
Less: Fair value adjustments on acquired inventories	0.6	(1.6)	5.9
Less: Operating cash flow (generated) used by non-mine site activity(1)	7.3	(71.1)	(138.3)
Cash flow from operating mine sites	$55.7	$95.6	$63.0

Mineral property, plant and equipment additions	$134.4	157.0	154.5
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(85.5)	(106.2)	(117.3)
Capital expenditure from operating mine sites	49.0	50.8	37.1
Lease payments related to non-sustaining capital items	7.5	7.0	4.8
Non-sustaining exploration expense	2.3	3.1	1.8
Total mine-site free cash flow before changes in non-cash working capital	$(3.0)	$34.7	$19.3
(Increase) decrease in non-cash working capital	$(29.8)	$(42.3)	$(52.0)
Total mine site free cash flow after changes in non-cash working capital	$(32.8)	$(7.6)	$(32.7)

(1) Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC Contribution Margin, EBITDA and Adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold, EBITDA and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt.

AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

	Three months ended
$'s in millions	March 31, 2024	December 31, 2023	March 31, 2023
Revenue	$241.3	$297.8	$234.1
Less: silver revenue	(0.6)	(0.6)	(0.3)
Less: AISC	(227.2)	(248.3)	(204.4)
AISC contribution margin	$13.6	$48.9	$29.3
Gold ounces sold	116,504	149,861	123,295
AISC contribution margin per oz sold	$116	$326	$238

EBITDA and Adjusted EBITDA

	Three months ended
$'s in millions	March 31, 2024	December 31, 2023	March 31, 2023
Net income (loss)	$(42.8)	3.9	17.4
Income tax expense (recovery)	8.5	4.5	(9.6)
Depreciation and depletion	46.4	61.3	47.5
Finance expense	17.4	17.9	12.7
Finance income	(2.0)	(2.4)	(3.0)
EBITDA	$27.7	$85.2	$65.0
Non-cash share-based compensation expense	2.4	2.6	1.5
Unrealized (gain) loss on gold contracts	10.6	12.7	5.4
Unrealized (gain) loss on foreign exchange contracts	18.4	(4.3)	(13.1)
Unrealized (gain) loss on power purchase agreement	(1.9)	(3.3)	-
Unrealized foreign exchange (gain) loss	(5.7)	1.5	2.3
Share of net (income) loss of investment in associate	(0.4)	0.4	16.0
Other (income) expense	1.2	0.6	(20.2)
Adjusted EBITDA	$52.2	$95.3	$57.0

Adjusted Net Income and Adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended
$'s and shares in millions	March 31, 2024	December 31, 2023	March 31, 2023
Net income (loss) attributable to Equinox Gold shareholders	$(42.8)	$3.9	$17.4
Add (deduct):
Non-cash share-based compensation expense	2.4	2.6	1.5
Unrealized (gain) loss on gold contracts	10.6	12.7	5.4
Unrealized (gain) loss on foreign exchange contracts	18.4	(4.3)	(13.1)
Unrealized (gain) loss on power purchase agreement	(1.9)	(3.3)	-
Unrealized foreign exchange (gain) loss	(5.7)	1.5	2.3
Share of net (income) loss of investment in associate	(0.4)	0.4	16.0
Other (income) expense	1.2	0.6	(20.2)
Income tax impact related to above adjustments	1.2	0.6	(0.1)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	2.7	(12.2)	(17.5)
Adjusted net income (loss)	$(14.4)	$2.4	$(8.2)

Basic weighted average shares outstanding	324.0	313.7	311.6
Diluted weighted average shares outstanding	324.0	317.3	341.6
Adjusted income (loss) per share - basic ($/share)	$(0.04)	$0.01	$(0.03)
Adjusted income (loss) per share - diluted ($/share)	$(0.04)	$0.01	$(0.03)

Net Debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of loans and borrowings, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$'s in millions	March 31, 2024	December 31, 2023	March 31, 2023
Current portion of loans and borrowings	$275.6	$138.6	$-
Non-current portion of loans and borrowings	653.5	786.4	832.7
Total debt	929.1	925.0	832.7
Less: Cash and cash equivalents (unrestricted)	(125.3)	(192.0)	(284.9)
Net debt	$803.8	$733.0	$547.8

Technical Information

Doug Reddy, MSc, P.Geo., Chief Operating Officer, is a Qualified Person under National Instrument 43-101 for Equinox Gold and has reviewed and approved the technical information in this document.

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release, relate to, among other things: the strategic vision of the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance, including investment returns; the Company's ability to successfully complete the Transaction and the timing thereof, including receipt of all required regulatory approvals; the completion and closing of the Term Loan; the Company's ability to pay the deferred payment in connection with the Transaction; the Company's production and cost guidance; the timing for and Company's ability to successfully advance its growth and development projects, including the commissioning of Greenstone; the timing of Greenstone achieving first gold pour and commercial production; the timing and ability of the Company to complete an updated geotechnical assessment of the Piaba pit and develop a plan to remediate long-term stability and recommence mining of the Piaba pit; the strength of the Company's balance sheet and the Company's liquidity and future cash requirements.  Forward-looking statements or information is generally identified by the use of words "expect", "will", "anticipate", "achieve", "on track", "believe" and similar expressions and phrases or statements that certain actions, events or results "could", "would", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company's operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; commissioning of Greenstone being completed and performed in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company's ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the Company's ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; the strategic visions for Sandbox, i-80 Gold, and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and its joint venture partner; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2024 for the year ended December 31, 2023, and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form which are both available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this news release, was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the "SEC") generally applicable to U.S. companies. Accordingly, information contained in this news release is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.